UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Chairman of the Board of Directors

On May 21, 2025, the Board of Directors (the “Board”) of Top Win International Limited, a Cayman Islands exempted company (the “Company” or “TopWin”), appointed Mr. Jason Kin Hoi Fang, a director of the Board and Co-Chief Executive Officer of the Company, as the Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025	Top Win International Limited

	By:	/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer and Director

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